

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 7, 2009

Mr. John Campana
President
Amber Optoelectronics, Inc.
2283 Argentia Road, Unit 10, Box 8
Mississauga ON L5N 5Z2
Canada

> **Re: Amber Optoelectronics, Inc.**
> **Amendment No. 15 to Form S-1**
> **Filed June 12, 2009**
> **File No. 333-147225**

Dear Mr. Campana:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements for the year ended December 31, 2008

Condensed and Consolidated Statement of Operations, page 29

1. Please change all sub-headings referring to profit or income, where there is none, to loss.

Note 5 Contents of Significant Accounts
(e) License Rights, page 35

2. Please disclose in greater detail what rights were granted under the license rights agreement.

3. Due to, as you note on page 19, the "recent downturn in the global economy" and the probability of significant lowering of orders from your customer base, disclose and tell us whether you tested the carrying value of your license rights for recoverability in the year ending December 31, 2008 or the interim period subsequent to year-end. If you did, please provide all applicable disclosures found in paragraph 47 of SFAS 144. If you did not, tell us why, addressing the factors in paragraph 8 of SFAS 144.

Financial Statements for the period ended March 31, 2009

Condensed and Consolidated Statement of Operations, page 39

4. Please change all sub-headings referring to profit or income, where there is none, to loss.

As appropriate, please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Joseph Cascarano, Accountant, at (202) 551-3461 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Via facsimile: (212) 737-3259
Richard S. Lane, Esq.